Filed by Churchill Capital Corp IX pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp IX (File No. 001-42041)

On Thursday, June 5, 2025, Plus Automation, Inc. (“Plus”) and Churchill Capital Corp IX (“Churchill IX”) entered into an agreement for a business combination (the “Transaction”). That day, Plus and Churchill IX published a joint investor webcast to discuss the Transaction. The following is a transcript of the webcast:

Derek Nueman:

Good morning. My name is Derrick Nueman and I’m the Vice President of Investor Relations at Plus. Thank you for joining us today. It is my pleasure to welcome you to the Plus and Churchill Capital Corp IX business combination webcast. The webcast will be available for replay at Plus.ai/investors, where you will also find a copy of the investor presentation. Please note that this morning’s webcast contains forward-looking statements regarding future events and the future performance of Plus and Churchill Capital. These forward-looking statements are based upon information available to Plus and Churchill Capital today and reflect the current views and expectations of the companies. Actual results could differ materially from those contemplated by these forward-looking statements, including but not limited to the timing of development milestones, potential future customers and revenues, competitive industry outlook, and the timing and completion of the business combination.

Please refer to the press release issued this morning and the presentation accompanying the webcast for some important disclaimers relating to this presentation and more information on the risk regarding these forward-looking statements that could cause actual results to differ materially.

I now invite Michael Klein, CEO of Churchill Capital Corp IX to share greater detail on the business combination. Michael, when you’re ready, please begin.

Michael Klein:

Good morning. Thank you all for joining us to learn about a proposed merger between Churchill Capital Corp IX and Plus Automation. I’d like to give my special thanks to all of the Churchill Capital Corp IX investors and all of the other investors joining us this morning. With me on the presentation, I have David Liu, co-founder and CEO of Plus, I have Shawn Kerrigan, co-founder and COO of the company, I have Steve Spinner, the Chief Financial Officer of the company. Many of you know if you were part of Churchill IX for the launch, we planned to invest in a leading company that was AI-enabled and driven by the significant growth tailwinds of the AI-enabled [inaudible 00:02:15]. We used this as a significant factor in our Churchill VIII merger with Oklo that has been a significant success and we use the same process for Churchill IX.

I’m thrilled to share with you why Plus is not only an exceptional opportunity for the public markets, but directly in line with our focus and our themes. Physical AI is transformative to many industries. Churchill Capital Corp is excited to give our investors and public investors in general an opportunity to invest in this space, what we believe will be one of the leaders, which is Plus Automation. Plus participates in the trucking space. Trucking is the backbone of our global economy. Over 70% of freight is moved by trucks in the United States and in Europe. It represents a $2 trillion annual market. Now, this industry has faced a persistent driver shortage, that’s increased cost, that’s limited truck utilization. It’s impacted the supply chain significantly. It’s a sector that is primed for AI innovation. Plus provides autonomy and it does so at the software layer. And it does so in a way that’s unique in this space, and it is exciting for us.

It provides the software layer which integrates with the leading OEMs in the factory. In fact, three of the leading OEMs in the factory. These factory built trucks are then delivered and serviced through their existing channels to their existing customers in a trusted fashion. What you’ll hear and what you’ll learn today is that it’s unique both in terms of its capital utilization, but also the way the users, the buyers of trucks focus on safety, reliability, and credibility of the trucks they purchase. With the software focused capital efficient model, we believe that Plus is not only positioned to scale, but positioned to grow rapidly. We’re excited to partner with this talented management team. We’re excited to help fund this next phase of growth for this IPO-ready company.

I’d like to turn it over to David Liu. He will introduce Plus in detail. I will then return to walk you through the transaction, which we take great care in structuring for our investors and why we think this is an exceptional opportunity for our investors here.

David Liu:

Thank you, Michael. Our mission at Plus is to deploy AI-powered virtual driver software at scale, to improve safety, increase utilization, and to reduce costs for commercial truck operators. More broadly, we’re here to create value for the entire trucking ecosystem. That means enabling more productive assets, helping to address the driver shortage, and then making freight more efficient and safer overall. We’re doing this through deep OEM partnerships and the ecosystem-driven approach. By integrating our software into factory-built trucks, we’re taking the most scalable path to commercialization. We’re working with trusted brands like Traton, Hyundai and IVECO to bring autonomous trucks to market.

We’re at the exciting inflection point in our growth and we’re proud to share our story with you today. Plus was built to scale. We’re not trying to reinvent the wheel, we’re enabling the industry to evolve. Our model fits into the existing value chain, allowing us to scale alongside trusted OEMs and deliver trucks that fleets can adopt with confidence. We’re led by a team of technologist founders who’ve built and scaled multiple technology companies. This is my fourth startup and I’ve learned that scaling is not just about having the right technology, it’s about knowing how to build systems, partnerships, and organizations that can grow efficiently and deliver real world impact. We have used that experience to make intentional decisions about our business to enable scalable growth. We’re software focused. We have developed SuperDrive, our virtual driver software. The software first model allows for rapid development and capital efficient scale. We’re partnership led. We’re working hand in hand with global OEMs like TRATON, Hyundai, and IVECO on testing and integration. Our partners install SuperDrive at the factory and sell autonomous trucks through their existing channels. We’re AI-native. From the beginning, we’ve taken a scalable AI approach. Our development uses large-scale data, generative AI, and highly efficient in-vehicle models. We have attractive economics. We have contracted for fee-per-mile software revenue, which yields high gross margin at scale with minimal CapEx. We believe this is the right, scalable approach to autonomous trucking. We’re already in the customer testing phase and expect to start commercial operations using factory built driverless trucks in 2027. This transaction provides the capital to help us reach commercial deployment.

Before we go further, let me show you SuperDrive in action. This is from a recent milestone, where we completed validation of driverless operations on a closed course, an important one on our path to commercialization in addition to the public road testing we’re doing in the U.S. and Europe.

Video Narrator:

Plus is taking deliberate steps to deliver safe and scalable factory-built autonomous trucks globally. The robot trucks are autonomously driven by our AI-based virtual driver, SuperDrive. No one in the cabin. Sensors seeing everything around the truck, adapting and making complex driving decisions in real time.

SuperDrive is trained to navigate hub-to-hub, anticipate traffic, and handle all scenarios on the road, including advanced safety maneuvers such as following a cone lane in a construction area, and nudging for construction barriers on the road.

When the unexpected happens, including fault conditions at the sensor, software, and vehicle levels that may affect the safe operation of the vehicle, SuperDrive’s autonomous fallback system detects it and knows what to do. SuperDrive executes one of the minimal risk maneuvers autonomously. Hazard lights are activated immediately, signals come on, and the system looks for the safest way to gradually pull over and come to a full stop on the side of the road and wait for assistance. No driver, no remote intervention, just the vehicle acting confidently with safety as its first priority.

When it comes to SuperDrive, safety is tested, it’s proven, it’s OEM integrated. It’s engineered for consistency, reliability, and durability. It’s the future of trucking.

Michael Klein:

Churchill Capital is very proud of our proven track record at backing exceptional companies that are IPO-ready and prepared to scale, both through our capital and exceptional management teams to build out the markets. Across our six completed transactions, we’ve delivered over $10 billion of capital to our portfolio companies.

The transaction with Plus follows directly on the heels of our highly successful merger with Oklo. Oklo was a breakthrough company in the nuclear energy space. Now that followed our view of the AI infrastructure play that we were very focused on our early efforts at understanding the AI tailwinds. It’s been an extraordinary transaction for our shareholders, and it is an extraordinary company. As you will see, our initial shareholders had the opportunity to earn more than seven times their money, and it’s a wonderful, wonderful company. We launched Churchill Capital IX to continue based upon the learnings that our strong team had of the AI enabled thesis. We began in that space focused on the wide AI ecosystem, and we’ve gone layer by layer, as we will explain to you. In Plus, we saw many of the very same characteristics that we saw with Oklo. A fantastic, founder-led team. Deep technical credibility, a novel approach, in fact, the best approach to a high stakes industry. Best approach because of its software, capital, low capital-intensive focus, and significant partnership business model focused with existing participants. You’ll hear quite a lot about unique existing trucking participants and the relationships that this company has.

This business will provide for investors strong, recurring revenues, and a strong economic set of returns as it develops its products and as it provides software to trucks that will be on the road delivering fleets.

Many of you on the call are well aware of the substantial growth in AI, and the developments across the AI ecosystem. We have, as a full team, spent a large amount of our time living and engaging in the AI ecosystem. We believe fundamentally that AI will reshape real economy. We believe that physical AI is a critical part of that transformation. Physical AI was not prepared to be in the real world systems until very recently, and now it is prepared to fundamentally change industries.

Plus provides exposure in this layer, which is a very exciting layer, to take applications of AI and replace, extend and improve physical systems. Physical AI solutions like autonomous trucks can’t be easily disintermediated by other designers. They will solve what are ongoing pain points that are persistent in critical industries.

We have described, David has described, and we’ll hear it continuously, this industry is chronically short of drivers in a high growth industry, which limits the ability for this industry to focus, and grow, and deliver returns. Physical AI will solve that, Plus will solve that. We believe trucking is one of the most attractive segments to apply physical AI given the size of the market, this set of labor shortages, and the economics available to solve the autonomy challenge.

If you have focused on autonomy in the physical space, in the car and truck space, you will see all around you the proof points. You will also hear those in the AI ecosystem, including NVIDIA, discuss how this will be the next highest-growth area for utilization of AI.

As I mentioned previously, trucking is a $2 trillion global market. It’s responsible for moving over 70% of all freight, and it is suffering from this persistent driver shortage. Over 300,000 positions across the U.S. and Europe is about the size of the shortage. We don’t see that as being cured anytime soon. Plus is positioned to address these challenges through what it calls its SuperDrive technology. This autonomy software directly tackles the driver gap while improving the economics for fleets. David will describe this in great detail, it is that improvement in economics that will drive substantial returns, both for the company and shareholders.

With the potential to increase operator profitability by over 4.5 times, Plus deliver strong economic value to its customers. And as I remind you, these customers are partnered through trucking companies. We do not build trucks. We do not have the risk and safety factor of building trucks. These are trucks that are built by some of the most important OEM partners that you can see, TRATON, Hyundai, Iveco. These are companies that are trusted. We are deploying the autonomous software on the factory floor and delivering directly to customers. It’s an asset by software-driven model that allows it to scale effectively and economically.

One of the things that’s critical for Churchill in how we both select our investments and how we set up our transactions is to make sure that we pick best-in-class, IPO-ready companies, and that we set the transaction structure and we set the valuation to be appropriate for our investors.

We started our journey of looking for AI enablement. We saw several high-quality companies, and we began our focus directly on the autonomous driving space. We had many opportunities. We decided because of the unique characteristics, the asset-light nature, partner with proven, high market share all-OEM truck manufacturers, that we would select Plus. The existing management, their technology leadership, their partnerships, and their capital-light model we felt was unique. We undertook extensive diligence because we have our own deeply-embedded team. We use outside consultants, we use outside experts.

We use outside consultants. We use outside experts. We’re confident in the company’s technology, strategy, and leadership. We also have set this up in what we believe is a very shareholder-friendly transaction structure. At a $1.2 billion pre-money equity value, this is a very attractive valuation as we’ll discuss in a moment. All of the proceeds are being used to grow the business. All of the shareholders are aligned for growth in the business. We have long-term lockups, but we are always long-term investors in our companies. We are always looking for our investors and our companies to continue to build value behind the great efforts of the management teams.

We’re excited that the autonomous trucking sector is gaining momentum. We are confident that Plus is the right model that’s been described. Just to hit home the key elements, Plus is not competing with its customers by operating its fleet. It doesn’t seek to do so. It doesn’t seek to retrofit trucks that may or may not meet fleet customers’ expectations. It is enabling its current manufacturing partners to bring autonomous driving directly off their lines using the SuperDrive technology, and having that sell through both through their established channels directly for fleet utilization.

This is both a better model, it’s a more trusted model, it provides more consistent safety, and it’s a much more capital-light model. We have more OEM partnerships than any other companies in the space. That’s critical because OEM’s bringing the scale and the customer trust, and of course, over time, the infrastructure for distribution. This capital efficient model, because we’re just at the software layer, will allow the capital that we bring in to be very, very efficient and effective. We are going to be relying on our partnerships with the trucking companies, the trucking manufacturers, hardware, infrastructure, and service so that we at Plus can be most efficient.

Now, we’re bringing Plus public, as I indicated, at a $1.2 billion pre-money equity value, which we believe is a very attractive value. We’ve tracked very closely the public market valuations in the space, and, of course, most will look specifically at Aurora. Aurora’s trajectory has been quite clear. It offers a compelling play. As Aurora has progressed toward its driver out operations, the public market validation has increased substantially. Plus is about one year behind that roadmap, as you will see on this slide. We believe this transaction gives investors a highly attractive entry point into the sector with a unique business model in the sector with a high quality management team and a high quality technology that will continue to scale and be a leader in the space.

Now, I’ll hand it back to David, who will walk you through both the team and how the company is executing on its unique strategy.

David Liu:

At Plus, we’re founded by a team of technologists. Our executive team has known each other for over 30 years. We went to Stanford and studied for our PhDs in Engineering together. We’ve built and scaled multiple technology companies and we know what it takes to create lasting value. We also have a robust and growing patent portfolio and built one of the world’s most advanced autonomous driving platforms. We’re proud of our broader leadership team, a deep bench of experienced operators and the executives who bring expertise from AI, automotive, trucking, and enterprise technology. It is this combination of founder-led innovation and seasoned leadership that is enabling Plus to scale. Plus was founded in Silicon Valley and we’ve grown with ambition and discipline you’d expect from a company rooted in that ecosystem.

From the beginning, we’ve built Plus to be a truly global company. We expanded operations to Europe and Asia early on to reflect the global nature of trucking industry and to build a commercialization model that works across markets. It is important to note, we spun out our China operation in 2023. Today, Plus is fully focused on the U.S., Europe, and other global markets outside of China. We have been deliberate in building a business model that’s endorsed by both OEMs and fleets. Our technology has been deployed across major global regions and is used by top logistics providers. The validation matters because autonomy only scales when it works for the customers who rely on it, and we’re proud that Plus has become a trusted autonomy partner across the ecosystem.

Our ecosystem approach is a critical advantage. By working hand-in-hand with OEMs and logistics leaders, we’re able to: scale with a asset-light go-to-market model; access fleets at a minimal cost; focus exclusively on core software innovation; and then leverage OEM engineering and the validation resources. Trucking is a trillion-dollar industry in the U.S. and the backbone of our economy. Importantly, freight volume has grown consistently over time and are expected to reach $1.5 trillion by 2035. The industry is facing a persistent driver shortage projected to nearly double to 125,000 drivers by 2028, driven largely by an aging workforce. This shortage is especially acute on long-haul routes, exactly where autonomy can have the greatest impact.

Driver cost is the single largest component of trucking operations expenses, representing over 40% of costs per mile. Those costs have grown 30% in recent years, making this an important area to target with automation. Autonomy creates a huge opportunity for trucking economics. We believe operators can see a 50% increase in profit per mile by removing driver costs. More importantly, autonomy removes hours-of-service limits, allowing trucks to run significantly more miles annually. Together, this enables annual profits of over $80,000 per truck, up to a 4.5 times increase versus today. There’s a meaningful value capture beyond just fleet operators. Safer, more efficient operations create additional savings for customers, but the largest opportunity sits with OEMs and the autonomy software providers like Plus.

By being the autonomy layer embedded in factory-built trucks, Plus is positioned to participate in the significant value pool created. Now I will turn it over to Sean Kerrigan to walk through our OEM partnerships and technology approach.

Sean Kerrigan:

Thanks, David. We are one of the autonomous trucking companies with strong OEM partners. What sets Plus a part is not only the number of, but also the depth and breadth of our OEM partnerships. TRATON, Hyundai, and Aveco are among the largest truck OEMs in the U.S. and Europe. OEMs are critical to commercialization.

OEMs are critical to commercialization. They own the supply chain, the factories, the support network, and the customer relationships. We believe you simply cannot scale autonomy and trucking without OEM integration. Players without those partnerships will struggle.

OEM factory production programs bring important attributes, including: robust safety and validation; ability to be produced, operated, and maintained at scale; and customer confidence and safety. Fleets want to buy L4 autonomous trucks from the traditional OEM channels because they match the current liability and commercial structures that reduces the friction of the market adoption, and it improves economics for the L4 autonomous trucks with streamlined hardware integration by the OEMs.

We’re proud to be partnered with TRATON Group, one of the world’s largest global commercial vehicle manufacturers and home to brands like Scania, MAN, and International. TRATON sells hundreds of thousands of trucks globally each year. They selected Plus to deliver L4 autonomy across their brands, and we’re working closely together on joint validation and development.

We also partnered with Hyundai, with whom we demonstrated the world’s first hydrogen-powered L4 autonomous truck in the U.S. It’s a clear example of how Plus can enable differentiated innovation through strong OEM alignment.

Our partnership with IVECO is equally strategic. IVECO is a Europe-based global leader in commercial vehicles. Our collaboration focuses on integrating our autonomous technology into IVECO’s S-Way heavy-duty platform. We’ve made significant progress in 2025, including successful public road testing in Germany with fleets like DSV.

At the heart of every autonomous truck is software, and that’s where Plus comes in. SuperDrive is the software intelligence layer that enables autonomous driving. Our role in the technology stack is clear, we work with OEMs to select and validate the hardware. We develop, test, and refine the software. And we support integration at the factory. Once the truck is in the hands of the customer, our OEM partners provide service and support, including for autonomy features like remote operations. This division of roles is essential for scale. We focus on what we do best, building the software while our partners handle the manufacturing, sales, and support.

What sets Plus apart is our approach to autonomy, what we call AV 2.0. Rather than relying on hand-coded software, we’ve built SuperDrive using advanced AI models that learn from vast amounts of real-world data. This allows us to scale autonomy with greater adaptability and efficiency. We are using techniques like auto-labeling, model distillation, and synthetic data generation to build a generalizable driving intelligence that performs well across a variety of conditions.

Today, we have logged over 5 million miles with our technology in the U.S. and Europe, across a range of weather, terrain, and traffic conditions. This diversity of experience is a crucial differentiator. It gives us the real-world data needed to train a generalizable virtual driver, one that can scale across OEM platforms and regional markets.

Safety is non-negotiable in trucking. That’s why SuperDrive was built with a redundant architecture for safety across a wide range of conditions.

Our primary autonomous driving system includes onboard perception, prediction, planning, and control capabilities. It uses multiple redundant sensors, LiDAR, cameras, radar to interpret the environment and make real-time decisions. This is the core system that drives the truck under normal autonomous operations.

If the primary system encounters an issue, the redundancy layer can safely bring the vehicle to a stop. It operates independent of the primary system with dedicated hardware and software to ensure continuity of safety-critical functions.

The remote operation system enables human oversight and support when needed. For example, to navigate unusual road configurations. Our partners will handle both basic vehicle service and autonomy-specific support, including remote operations integration.

Safety is central to our development philosophy. We’ve published a comprehensive safety framework and we’ll be releasing additional safety metrics later this year. We look forward to sharing those results with the market.

Now, I’ll walk you through our commercialization roadmap. The regulatory landscape continues to be supportive of autonomous trucking. In the U.S., autonomous operations are allowed in over 40 states, including key Sun Belt freight corridors like Texas, Arizona, and New Mexico. Europe is also moving quickly. We’re conducting public road testing in Sweden and Germany. And while we expect Europe to lag slightly behind the U.S., we’re seeing strong support and clear momentum.

We’re targeting to be ready for commercial deployments in 2027. Between now and then, we’re executing on a clear roadmap, commercial readiness, scaled fleet trials, expanded operational domains, and real-world performance validation. Our first deployments will focus on the Texas Triangle, then expand across key Sun Belt routes in the US, followed by Europe. We’re confident in our timeline and the steps required to get there. Now I’ll turn it over to Steve Spinner to walk through our business model.

Steve Spinner:

Thank you, Sean. Our business model is simple, scalable, and high margin. OEM partners will continue to sell service and support autonomous trucks. Fleets will pay a per autonomous mile fee to the OEM. The OEM will then pay a portion to Plus for use of SuperDrive.

Since autonomous trucks can operate around the clock with no driver limits, they can achieve up to 240,000 miles per year. This creates a massive opportunity for both OEMs and Plus.

Let’s break down the economics. Of the 97 cents per mile in driver cost savings, we estimate that 85 cents will be available for the OEM and software provider. While OEMs will retain the majority reflecting their role in building and supporting the truck, we expect Plus to capture 20 to 25% of the value pool. That equates to approximately $40,000 of annual recurring revenue per truck with up to 85% gross margins at scale.

As the chart shows, scaling this across thousands of trucks creates a compelling revenue opportunity for Plus. This transaction is expected to fully fund Plus through commercial launch. We anticipate raising up to $300 million in gross proceeds, all of which will go towards growth. Our team will own a significant portion of the pro forma company, a powerful level of alignment with public shareholders.

Now I’ll hand it over to David for closing comments.

David Liu:

Thank you, Steve. At Plus, we have spent years building a differentiated AI-power software company with global reach, deep OEM partnerships, and a clear roadmap to commercialization. We believe autonomous trucking will transform logistics, and we’re ready to lead that transformation.

This transaction with Churchill Capital Corp IX provides the capital and the public market access to scale our platform, deliver for our customers, and build long-term value for shareholders. Thank you for spending time with us today. We’re excited for what comes next.

ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

The proposed transaction will be submitted to shareholders of Churchill IX for their consideration. Churchill IX intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include preliminary and definitive proxy statements to be distributed to Churchill IX’s shareholders in connection with Churchill IX’s solicitation of proxies for the vote by Churchill IX’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Plus’s shareholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents will be mailed to Plus stockholders and Churchill IX shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Churchill IX and Plus stockholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus/consent solicitation statement and any amendments thereto and, once available, the definitive proxy statement/prospectus/consent solicitation statement, as well as other documents filed with the SEC by Churchill IX in connection with the proposed transaction, as these documents will contain important information about Churchill IX, Plus and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus/consent solicitation statement, once available, as well as other documents filed by Churchill IX with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp. IX, 640 Fifth Avenue, 12th Floor, New York, NY 10019.

PARTICIPANTS IN THE SOLICITATION

Churchill IX, Plus and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill IX’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill IX’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus/consent solicitation statement when it is filed by Churchill IX with the SEC. You can find more information about Churchill IX’s directors and executive officers in Churchill IX’s final prospectus related to its initial public offering filed with the SEC on May 1, 2024 and in the Annual Reports on Form 10-K filed by Churchill IX with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus/consent solicitation statement when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus/consent solicitation statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

FORWARD-LOOKING STATEMENTS

This communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding the value of autonomous driving solutions; projections of development and commercialization costs and timelines; expectations regarding Plus’s ability to execute its business model and the expected financial benefits of such model; expectations regarding Plus’s ability to attract, retain, and expand its customer base; Plus’s deployment of virtual driver software; Plus’s expectations concerning relationships with strategic partners, suppliers, governments, regulatory bodies and other third parties; Plus’s ability to maintain, protect, and enhance its intellectual property; future ventures or investments in companies, products, services, or technologies; development of favorable regulations and government incentives affecting Plus’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for Plus to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Plus and Churchill IX. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Plus is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; Plus’s historical net losses and limited operating history; Plus’s expectations regarding future financial performance, capital requirements and unit economics; Plus’s use and reporting of business and operational metrics; Plus’s competitive landscape; Plus’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the capital requirements of Plus’s business plans and the potential need for additional future financing; Plus’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Plus’s reliance on strategic partners and other third parties; Plus’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill IX could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Plus or Churchill IX; failure to realize the anticipated benefits of the proposed transaction; the ability of Churchill IX or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill IX’s filings with the U.S. Securities and Exchange Commission (“SEC”). Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Plus, Churchill IX or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Plus’s and Churchill IX’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While Plus and Churchill IX may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Churchill IX is not an investment in any of our founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Churchill IX, which may differ materially from the performance of our founders’ or sponsors’ past investments.